EXHIBIT 99.1

ECI Telecom Responds to Media Reports

PETAH TIKVA, ISRAEL - June 17, 2007, In response to media reports regarding a potential transaction involving ECI Telecom (NASDAQ:ECIL), the Company announces that it is currently in discussions with a group of investors led by Swarth Investments, an investment vehicle controlled by Shaul Shani, regarding a potential acquisition of all the shares of the company by the group for a consideration of $10.00 per share in cash. There can be no assurance at this stage as to whether this transaction will be consummated, and if consummated what the actual consideration would be. Any potential transaction would be subject to the negotiation and execution of a definitive agreement and other related agreements, as well as to regulatory and other customary approvals and conditions. ECI does not intend to make any further comment, or respond to any inquiries, until a binding agreement, if any, is reached with respect to a purchase, or talks have been terminated.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world's largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Contact:
Investor Relations:
Elana Holzman, VP Investor Relations, ECI Telecom
Tel: +972-3-926-6255
elana.holzman@ecitele.com